UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76138 / October 14, 2015

Admin. Proc. File No. 3-16137

In the Matter of
CHINA CAPITAL FINANCE CORP. INC., and
CHINA COMPLANT GROUP INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Capital Finance Corp. Inc., or China Complant Group Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to China Capital Finance Corp. Inc., and China Complant Group Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the of the Securities Exchange Act of 1934, the registrations of each class of registered securities of China Capital Finance Corp. Inc. and China Complant Group Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *China Bus Group Co. (f/k/a Alpine Alpha 3, Ltd.), China Capital Fin. Corp. Inc., China Complant Group Inc., China Oumei Real Estate, Inc., China Transp. Int'l Holdings Group Ltd., Chinacast Educ. Corp., Phoenix Agri Enters., Inc., and Precise Strategy Acquisition Corp. I,* Initial Decision Release No. 865 (Aug. 18, 2015), 112 SEC Docket 04, 2015 WL 4929881. The Central Index Key numbers are: 1411169 for China Capital Finance Corp. Inc.; and 1503385 for China Complant Group Inc.

INITIAL DECISION RELEASE NO. 865
ADMINISTRATIVE PROCEEDING
File No. 3-16137

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA BUS GROUP CO. (f/k/a ALPINE ALPHA 3, LTD.), CHINA CAPITAL FINANCE CORP. INC., CHINA COMPLANT GROUP INC., CHINA OUMEI REAL ESTATE, INC., CHINA TRANSPORTATION INTERNATIONAL HOLDINGS GROUP LTD., CHINACAST EDUCATION CORP., PHOENIX AGRI ENTERPRISES, INC., and PRECISE STRATEGY ACQUISITION CORP. I	INITIAL DECISION OF DEFAULT AS TO TWO RESPONDENTS August 18, 2015

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents China Capital Finance Corp. Inc. (China Capital) and China Complant Group Inc. (China Complant) (collectively, Defaulted Respondents).[1] The revocations are based on Defaulted Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On September 18, 2014, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Exchange Act. The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to

[1] This proceeding has already ended as to the other Respondents. *China Bus Grp. Co.*, Securities Exchange Act of 1934 (Exchange Act) Release No. 75164, 2015 SEC LEXIS 2361 (June 12, 2015); Exchange Act Release No. 74672, 2015 SEC LEXIS 1286 (Apr. 8, 2015); Exchange Act Release No. 73933, 2014 SEC LEXIS 4998 (Dec. 24, 2014).

Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Information provided by the Division of Enforcement shows that Defaulted Respondents were served with the OIP by June 15, 2015, in accordance with Commission Rule of Practice 141(a)(2)(iv), through methods prescribed by the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters. 17 C.F.R. § 201.141(a)(2)(iv). As such, their Answers were due by Thursday, June 25, 2015. OIP at 4; 17 C.F.R. § 201.220(a)-(b). To date, no Defaulted Respondent has filed an Answer.

FINDINGS OF FACT

Defaulted Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

China Capital, Central Index Key (CIK) No. 1411169, is a void Delaware corporation located in Dalian, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $3,134 from the company's January 11, 2008, inception to March 31, 2011. Moreover, the company has never filed a Form 10-K since it was registered on February 26, 2008.

China Complant (f/k/a Fangxing Holding Inc.), CIK No. 1503385, is a dissolved Nevada corporation located in ZhenZhou, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Complant is delinquent in its periodic filings with the Commission, having not filed any period reports since it filed a Form 10-Q for the period ended March 31, 2011. Moreover, the company has never filed a Form 10-K since it was registered on October 20, 2010.

In addition to their repeated failures to file timely periodic reports, Defaulted Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Defaulted Respondents each failed to timely file required periodic reports. As a result, Defaulted Respondents each failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Defaulted Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Defaulted Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Defaulted Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, each Defaulted Respondent has not answered the OIP or otherwise defended the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Defaulted Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of China Capital Finance Corp. Inc. and China Complant Group Inc. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Defaulted Respondents are each notified that they may move to set aside the default in this case. Pursuant to Rule 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Jason S. Patil
Administrative Law Judge